Exhibit 3.2

Amendments to the Amended and Restated Bylaws of Viacom Inc.

Article III, Section 2 of the Bylaws is deleted in its entirety and replaced with the following:

Subject to the rights of the holders of any series of Preferred Stock or any other class of capital stock of the Corporation then outstanding (other than Common Stock), vacancies in the board of directors occurring as a result of (i) stockholder action to remove directors or to increase the number of authorized directors or (ii) for any other reason shall be filled only by the affirmative vote of the holders of record of the outstanding shares representing at least a majority of all the aggregate voting power of outstanding shares of capital stock of the Corporation then entitled to vote generally in the election of directors, voting together as a single class, and shall not be filled by the board of directors; provided that in the case of a vacancy referred to in clause (ii) above, such vacancy may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, if not filled by stockholder action within thirty days of the occurrence of such vacancy. The directors so chosen shall hold office until their death, resignation or removal or until their successors are duly elected and qualified. The foregoing notwithstanding, vacancies in the board of directors occurring as a result of the increase in the size of the board pursuant to Section 3(a) of that certain Settlement Agreement, dated as of August 18, 2016 by and among the Corporation and the other parties thereto (the “Settlement Agreement”), may be filled with the “New Directors” (as defined in the Settlement Agreement) by unanimous vote of the Board and need not be filled by the stockholders. The directors so chosen shall hold office until their death, resignation or removal or until their successors are duly elected and qualified.

Article III, Section 8 of the Bylaws is amended by adding at the end thereof the following new provisions:

8(A) Notwithstanding the foregoing, until the amendment to the Certificate of Incorporation described in Section 4(b) of the Settlement Agreement becomes effective (at which time this provision 8(A) shall become null and void and shall be deleted from the bylaws), the affirmative vote of all the directors then in office shall be required to approve a “Paramount Transaction.”

8(B) “Paramount Transaction” means any of the following actions or events: to authorize, enter into, commit to or otherwise legally bind the Corporation and its subsidiaries taken as a whole (the “Company”) to any transaction not in the ordinary course of business consistent with past practice (by joint venture, consortium, affiliation, agreement, guarantee, understanding or otherwise), for:

(i) any sale, issuance, transfer, redemption, lien, encumbrance, or other disposition (including, without limitation, by way of recapitalization, reclassification, dividend, distribution, merger, consolidation or otherwise) of (A) any shares of capital stock or ownership interest of Paramount Pictures Corporation (“Paramount”) or of any direct or indirect subsidiary of the Corporation involved with or supporting, in either case, in a material respect, the Corporation’s filmed entertainment business or any other business of Paramount (Paramount and each such subsidiary, a “Paramount Entity”), or (B) any options, warrants, convertible securities or other rights to purchase or acquire or encumber any shares of such capital stock or ownership interest of any Paramount Entity, in any case to a party that is not the Company, or

(ii) any sale, transfer, license, lien, encumbrance or other disposition of any material asset of (A) any Paramount Entity or (B) the Paramount Entities taken as a whole, in each case, to a party that is not the Company.

8(C) Notwithstanding the foregoing, after the amendment to the Certificate of Incorporation described in Section 4(b) of the Settlement Agreement becomes effective, none of the board, any committee thereof, any member of the board or any executive officer shall, or shall have the power to, authorize, agree to, knowingly cause or permit or take, directly or indirectly, any “Paramount Transaction” without the prior consent of at least 67% of the members of the board.

8(D) Notwithstanding the foregoing, until the 2017 annual meeting of the Corporation’s stockholders (at which time this provision

8(D) shall become null and void and shall be deleted from the bylaws), none of the board, any committee thereof, any member of the board or any executive officer shall, or shall have the power to, authorize, agree to, knowingly cause or permit or take, directly or indirectly, any action that is outside the routine day-to-day operations of the Company without the prior consent of at least 67% of the members of the board. For purposes of the foregoing, an “action that is outside the routine day-to-day operations of the Company” shall include, but not be limited to:

(a)        to declare, authorize or implement (i) any spin-off, split-off or other similar disposition, by distribution of capital stock, exchange of securities, recapitalization or otherwise of the Corporation or (ii) any stock split, cash or stock dividend, reverse split or other distribution of or affecting securities or assets of the Corporation; or

(b)        to authorize, enter into or otherwise bind the Company pursuant to any contract, agreement or other arrangement (written or oral) with third parties that is not otherwise permitted by this Article III, Section 8, except for such contracts, agreements or arrangements entered into in the ordinary course of business operations as currently being conducted which do not effect (i) a change in the current business operations material to the Company or (ii) any change in the voting control or equity ownership of the Corporation; or

(c)        to authorize, establish, create or exchange any securities of the Company or to amend, alter or change the terms of any securities of the Company, in each case other than (i) pursuant to existing agreements or the existing terms of any securities, (ii) in connection with the exercise or conversion of any derivative security, (iii) any such securities that will be owned, directly or indirectly, by the Company, (iv) pursuant to the normal operation of any employee benefit plan or practice, (v) in the ordinary course of business consistent with past practice, or (vi) with respect to intracompany transactions as to securities beneficially owned by the Company; or

(d)        to authorize, enter into or otherwise bind the Company to issue, sell, grant or dispose of any securities of the Company (including without limitation, any Class A Common Stock or Class B Common Stock of the Corporation, preferred stock, options, warrants or purchase rights), except (i) in accordance with the mandatory provisions of existing agreements in existence as of June 15, 2016, (ii) as a result of the exercise or conversion of outstanding derivative securities which have been approved by the Compensation Committee of the board, (iii) for any securities that will be owned, directly or indirectly, immediately after such action otherwise requiring prior notice, by the Company (provided that, notwithstanding anything to the contrary in this order, under no circumstances will the Corporation issue, sell, grant or otherwise dispose of any Class A Common Stock or Class B Common Stock of the Corporation or any interest therein to any person or entity), or (iv) in the ordinary course of business consistent with past practice; or

(e)        to authorize, enter into or otherwise bind the Company with respect to any action or transaction, the consummation or implementation of which would require the approval or consent, by vote or written consent, of security holders of the Class A or Class B Common Stock of the Corporation; or

(f)        [Reserved]; or

(g)        to increase the compensation and benefits payable to any current officer or employee, or to hire or engage any new or additional officer or employee, or enter into, terminate (other than for cause) or amend any employment agreement, severance or other similar agreement or arrangement providing for compensation or any other benefit to any officer or employee of the Company, except (i) as required by law, (ii) pursuant to agreements in existence as of June 15, 2016, (iii) with respect to the payment of bonuses and equity awards reviewed at a meeting of the Compensation Committee of the board and presented to National Amusements, Inc. (“NAI”) and NAI Entertainment Holdings LLC (“Holdings”) prior to the execution hereof, or (iv) if such arrangement would not have required approval of the Board or any committee thereof if accomplished immediately prior to June 27, 2016; or

(h)        to hire a financial advisor or investment banker for services where the aggregate amount of fees payable to any such person would reasonably be expected to exceed $10 million; or

(i)        to enter into any agreement or arrangement which provides for, or is reasonably likely to result in, the incurrence of any liability or the payment of any amounts by the Company (whether through breach of representation, warranty or covenant, liquidated or unliquidated damages, termination right, break-up fees or other provisions) based upon or resulting from the resolution of the claims alleged in the action captioned In re Viacom Inc., C.A. No. 12472-CB (consolidated) (the “Action”) (whether by Court order, settlement or otherwise) regarding the validity of (i) the June 6, 2016 stockholder written consent delivered by NAI and Holdings to the Corporation amending certain provisions of the bylaws or (ii) the June 16, 2016 stockholder written consent delivered by NAI and Holdings to the Corporation purporting to remove certain directors from the board of directors of the Corporation and to fill their purported vacancies with new directors; or

(j)        by the Company to institute or commit to fund any legal proceeding seeking or purporting to seek any of the relief sought by any party in the Action, the action captioned In the Matter of the Sumner M. Redstone National Amusements Trust, Case No. 16STPB00618 pending in California, or the action captioned Dauman and Abrams v. Redstone, Et al.. Docket No. 16E0020QC, pending in Massachusetts (collectively, the “Pending Actions”); provided, however, that this provision shall have no application to: (i) the defense of any legal proceeding seeking or purporting to seek any of the relief sought by any party in the Pending Actions; (ii) any advancement, indemnification, or other legal funding determinations made with respect to the Pending Actions; or (iii) otherwise affect any of the Company’s advancement or indemnification obligations in effect on June 16, 2016; or

(k)        amending, altering, modifying or repealing any provision of the bylaws by action by the board of directors.

Article VIII, Section 3 of the Bylaws is deleted in its entirety and replaced with the following:

The Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state or federal court located within the State of Delaware) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action or proceeding asserting a claim against the Corporation or any director or officer of the Corporation arising pursuant to, or seeking to enforce any right, obligation, or remedy under, any provision of the DGCL, the Corporation’s Amended and Restated Certificate of Incorporation or these Bylaws (as each may be amended from time to time), (iv) any action or proceeding to interpret, apply, enforce, or determine the validity of any provision or provisions of the Corporation’s Amended and Restated Certificate of Incorporation or these Bylaws (each as may be amended from time to time), or any amendment thereto or modification thereof, (v) any action or proceeding asserting a claim against the Corporation or any director or officer of the Corporation governed by the internal affairs doctrine, or (vi) any action or proceeding to determine the result of any vote or action by written consent of stockholders. The Board of Directors may consent in writing to the selection of any alternative forum; provided, however, that any such consent shall require the affirmative vote of all the directors then in office.

Article IX of the Bylaws is deleted in its entirety and replaced with the following:

In furtherance of and not in limitation of the powers conferred by statute, the board of directors of the Corporation from time to time may adopt, amend, alter, change or repeal the bylaws of the Corporation; provided, that any bylaws adopted, amended, altered, changed or repealed by the board of directors or the stockholders of the Corporation may be amended, altered, changed or repealed by the stockholders of the Corporation. Notwithstanding any other provisions of the Amended and Restated Certificate of Incorporation of the Corporation or these bylaws (and notwithstanding the fact that a lesser percentage may be specified by law, the Amended and Restated Certificate of Incorporation or these bylaws), the affirmative vote of not less than a majority of the aggregate voting power of all outstanding shares of capital stock of the Corporation then entitled to vote generally in an election of directors, voting together as a single class, shall be required for the stockholders of the Corporation to amend, alter, change, repeal or adopt any bylaws of the Corporation. Notwithstanding the foregoing, prior to the 2017 annual meeting of the Corporation’s stockholders, the bylaws may be amended only by the affirmative vote of at least 67% of the directors then in office.

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